WOODSIDE

RECEIVED
2004 MAY 11 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04030001

SUPPL

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Maiden voyage for newest LNG ship, lodged with the Australian Stock Exchange on 27 April 2004;
- WA-255-P (Eskdale-2), lodged with the Australian Stock Exchange on 27 April 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 5/18

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 27 APRIL 2004
10.00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAIDEN VOYAGE FOR NEWEST LNG SHIP

The North West Shelf Venture's newest LNG ship, the *Northwest Swan*, has set sail on its maiden voyage from Australia to Japan.

The *Northwest Swan*, the ninth in the Venture's fleet, will deliver its LNG cargo to one of the Venture's existing customers, Chubu Electric Power Company, Inc.

"The maiden delivery voyage of the *Northwest Swan* is another important step in the expansion of LNG facilities on the North West Shelf," said Woodside's Chief Executive Officer of the North West Shelf Venture, Steve Ollerearnshaw.

"In February we achieved the start-up of the new A$800m second trunkline which is now fully operational," Mr Ollerearnshaw said.

"We are now entering the final stages of construction of the A$1.6 billion fourth LNG train, which is nearing 95% overall completion."

The *Northwest Swan* complements the Venture's fleet of eight purpose-built ships and will be used for LNG deliveries to Japan, China and Korea. The Venture's existing fleet has been operating reliably to Japan for the past 15 years.

The *Northwest Swan* was built by Daewoo Shipbuilding and Marine Engineering at its dockyards near Busan, South Korea, and was delivered to the Venture at the end of March 2004.

The new ship's specifications are:

- Membrane containment system
- Length of 287 metres; beam of 43.4 metres; draught of 11.5 metres
- Capacity of 138,500 cubic metres (existing ship capacity 125,000 cubic metres)

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd. (operator).

Note: Images and video of the *Northwest Swan* are available from Woodside Corporate Affairs by phoning +61 8 9348 4284.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 27 APRIL 2004
12:30PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
ESKDALE-2

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Eskdale-2 exploration well located in the Exmouth Sub-basin was drilling 12¼ inch hole at a depth of 2,047 metres on 27 April 2004. Since the last report, the 17½ inch hole section was drilled and cased, and the blow out preventers were run.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2.3 kilometres southwest of Eskdale-1. Water depth at the location is approximately 825 metres. Planned total depth is approximately 2,970 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.